

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2017

Yoel Rosario Duran
Chief Executive Officer
Vivic Corp.
800 N Rainbow Blvd, Suite 208-29
Las Vegas, NV 89107

> **Re: Vivic Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 1, 2017**
> **File No. 333-219148**

Dear Mr. Duran:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2017 letter.

<u>General</u>

1. We note your response to our prior comment one. While you state that you are not a blank check company because you have a stated purpose of commencing operations in the tourism business, we continue to believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. For example, disclosures indicate that you are a development stage company with nominal operations since your incorporation on February 16, 2017, no revenues to date, dependence on proceeds from this offering to implement your plan of operations and a going concern opinion from your independent auditor.   As such, we reissue our prior comment one. Please expand upon your legal analysis explaining why you do not think that Rule 419 of Regulation C under the Securities Act applies to this offering or revise the registration statement to comply with Rule 419.

You may contact Beverly Singleton at (202) 551-3328 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202)-551-3210 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure